K E N N E T H I. D E N O S, P. C.

                                     10757 SOUTH, RIVER FRONT PARKWAY, SUITE 125
                                                        SOUTH JORDAN, UTAH 84095
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                                                             KDENOS@DENOSLAW.COM

                                 March 17, 2006

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         RE:      CANCER THERAPEUTICS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-119915
                  AMENDMENT FILED:  MARCH 17, 2006

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 dated January 31, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated January 31, 2006, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

GENERAL
-------

     1. COMMENT. We note your response to prior comment 2 of our letter dated January 31, 2006 where you indicate that "Cancer Therapeutics has never provided T-Cell therapy without IND approval" and that "Georgia state law does not make it possible for Cancer Therapeutics to operate without an IND." Please reconcile these assertions with the statement from your letter of January 6, 2006 where, in response to our prior comment 6 of our letter dated December 8, 2005, you told us that you "extracted any reference [in the prospectus] to Georgia law because we were under the mistaken understanding that Dr. Oldham could continue to use T-Cell therapy as a part of Georgia's practice of medicine legislation," you "believed that Georgia Senate Bill 381 allowed him to treat patients using this therapy within Georgia, But not across state lines,: and "after further review we no longer believe that our T-Cell therapy and Vaccines can be administrated without INDs." Your response appears to suggest that the company was providing either T-Cell therapy or administering Vaccines without FDA approval. In this regard, we also refer you to disclosure made in various pre-effective amendments to your registration statement that appears to further suggest that the company was administering treatment(s) without FDA approval. In the filing made on January 3, 2005, for example, you disclosed that "[t]he requir4ement for FDA approval decreases our ability to sell our services across state lines" and that "as a result, we are only able to service patients if they come to our location in Thomasville, Georgia." Similarly, on page 14 of the filing made on February 2, 2005, you disclosed that , pursuant to FDA review, the "[p]atient-specific vaccines process... is currently on `clinical hold' which means that the vaccine cannot be shipped across state lines until the FDA lifts its clinical hold guidance" but that "patients may come to our associated clinics in Georgia and receive these vaccines under Georgia state law, which allows for the administration of experimental vaccines not yet approved by the FDA." On page 17 of the same filing, you disclosed that you believed that your "location is strategic because most of the clinics we service, as well as our laboratory, are located in Thomasville, Georgia, which allows us to operate under Georgia state law, SB 742," which "allows us to provide experimental treatments that have yet to receive full FDA approval." The fact that you have removed that disclosure relating to the providing of services and treatment pursuant to Georgia state law and your subsequent disavowal of the disclosures made in previous filings should be comprehensively explained. You should provide us with a complete explanation for the reasons why you made disclosure about the company's ability to provide its services and treatments under Georgia state law; whether, in fact, services and treatments were provided and or performed at your facilities in Thomasville, Georgia; and, if so, the precise nature of the services and treatments provided, the dates the services were rendered, and the authority for doing so without approval from the Food and Drug Administration.

RESPONSE:
---------

     1. Disclosure regarding Georgia state law was made because the directors of Cancer Therapeutics believed that these medical practice state laws were relevant and necessary for full disclosure to the public. After further review from lawyers, it was less relevant because regardless of the Georgia state law, Cancer Therapeutics has always been compliant with the FDA regarding its use of IND to practice the T-cell and vaccine therapies. We have attached Georgia State Law SB 341 for your review, but we believe it is irrelevant since Cancer Therapeutics has always operated under INDs from the FDA.

     2.   T-cell  therapy  has  been  performed  at  the  Thomasville,   Georgia
          facilities once. The following table outlines the year, number of patients and the relevant FDA IND approval for T-Cell therapy:

------------------------------------- ---------------------------- --------------------------
Year Performed                        Number of Patients           IND
------------------------------------- ---------------------------- --------------------------
2006                                  0                            N/A
------------------------------------- ---------------------------- --------------------------
2005                                  1                            2972
------------------------------------- ---------------------------- --------------------------
2004                                  0                            N/A
------------------------------------- ---------------------------- --------------------------
2003                                  0                            N/A
------------------------------------- ---------------------------- --------------------------
2002                                  0                            N/A
------------------------------------- ---------------------------- --------------------------
2001                                  0                            N/A
------------------------------------- ---------------------------- --------------------------
2000                                  0                            N/A
------------------------------------- ---------------------------- --------------------------
1999                                  0                            N/A
------------------------------------- ---------------------------- --------------------------

Vaccine therapy has never been performed at the Thomasville, Georgia facilities.

     3. The precise nature of the services we have rendered are exactly as outlined in our SB-2 filing. Each T-cell therapy and vaccine process follow the same basic parameters as outlined in our filing.

     4. Cancer Therapeutics does not have the authority for performing the T-Cell and vaccine therapies with FDA approval. Thus, Cancer Therapeutics has never performed these therapies without an IND. For example, since the vaccine IND has been on clinical hold Cancer Therapeutics has not practiced the vaccine therapy.

PROSPECTUS COVER PAGE
---------------------

     2. COMMENT. Remove in the last sentence of the second-to-last paragraph the reference to Item 25 of Part II of the registration statement unless that information will be distributed with the prospectus.

          RESPONSE: We have removed the reference to Item 25 of Part II as requested on the Prospectus Cover Page.

     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                                   KENNETH I. DENOS P.C.


                                                   /s/ Kenneth I. Denos
                                                   --------------------------
                                                   Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner